<u>Exhibit A</u>

INNOVATIVE HEALTH SOLUTIONS, INC.

AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

(See attached)

FIRST AMENDMENT TO
SHAREHOLDERS' AGREEMENT

THIS FIRST AMENDMENT TO SHAREHOLDERS' AGREEMENT (this "**Amendment**") is executed effective the 30th day of January, 2019 (the "**Effective Date**") by and among Innovative Health Solutions, Inc., an Indiana corporation (the "**Corporation**"), all members of the Board of Directors of the Corporation (collectively, the "**Board**", and each member of the Board a "**Director**"), and the undersigned shareholders of the Corporation (the "**Shareholders**").

BACKGROUND

A. The Corporation and the Shareholders are parties to that certain Amended and Restated Shareholders' Agreement (the "**Shareholders' Agreement**") dated as of October 12, 2017 (capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Shareholders' Agreement).

B. The undersigned Shareholders and Directors constitute (i) all of the Directors of the Corporation, (ii) a majority in interest of the shareholders of the Corporation, and (iii) at least one of the Group 1 Shareholders, and, pursuant to Section 12.3 of the Shareholders' Agreement, are entitled to amend the Shareholders' Agreement.

C. The Corporation, the Directors, and the Shareholders now desire to amend the Shareholders' Agreement to increase the maximum size of the Board from 5 Directors to 7 Directors and to appoint Adrian Miranda as the 6th Director.

AMENDMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholders, the Directors, and the Corporation hereby amend the Shareholders' Agreement as follows:

1. Section 1.2(b)(i) through Section 1.2(b)(iii) of the Shareholders' Agreement is hereby deleted and restated in its entirety as follows:

(b) **Election of Directors**.

(i) The Board of Directors will consist of a maximum of seven (7) Directors.

(ii) Subject to the terms and conditions specified in Section 1.2(b)(iv) and Section 1.2(b)(v) of this Agreement, the Shareholders shall vote at all meetings of the Shareholders in such manner as to ensure that the following individuals are elected, appointed, and maintained in office as a Director of the Corporation:

(1) Gary Peterson;

(2) Christopher Robin Brown;

(3) Tom Carrico;

(4) Brian Carrico;

(5) Dan Clarence; and

(6) Adrian Miranda.

(iii)   The Directors may nominate a seventh (7th) Director of the Corporation, or the Directors may leave a seventh (7th) Director position vacant.

2. In all other respects, the Shareholders' Agreement shall remain unchanged.

[Remainder of Page Left Blank Intentionally.]

IN WITNESS WHEREOF, the Corporation's undersigned duly authorized officer and the Directors and Shareholders have each signed this First Amendment to Shareholders' Agreement.

"Corporation"

INNOVATIVE HEALTH SOLUTIONS, INC.

By:



Name: Brian Carrico
Title: Chief Executive Officer
Date: 1/30/2019

"Shareholders"

Christopher Robin Brown
Date: 1/30/2019
Signature:

Gary Peterson
Date: 1/30/2019
Signature:



Brian Carrico
Date: 1/30/2019
Signature:

Tom Carrico
Date: 1/30/2019
Signature:



Dan Clarence
Date: 1/30/2019
Signature:



3

"Directors"

Christopher Robin Brown
Date: 1/30/2019
Signature:



Gary Peterson
Date: 1/30/2019
Signature:



Brian Carrico
Date: 1/30/2019
Signature:

Tom Carrico
Date: 1/30/2019
Signature:



Dan Clarence
Date: 1/30/2019
Signature:



4

INNOVATIVE HEALTH SOLUTIONS, INC.

AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

THIS SHAREHOLDERS' AGREEMENT (this "Agreement") is made and entered into effective as of October 12, 2017, by and among Innovative Health Solutions, Inc., an Indiana corporation (the "Corporation"), and the shareholders of the Corporation listed on the signature pages hereto (collectively, the "Shareholders"). This Agreement amends, restates, and replaces, in its entirety, the Shareholder's Agreement of the Corporation dated as of June 13, 2016.

RECITALS

A.   The Shareholders are the owners of all of the issued and outstanding shares of the Corporation (the "Shares"). A schedule of the ownership of the Shares, has been attached and made a part hereof, as **Exhibit A**.

B.   The Corporation has filed an election to be taxed as an "S corporation," as that term is defined in Section 1361(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and the parties desire to continue the "S corporation" status of the Corporation now in effect.

C.   The Corporation and the Shareholders desire to restrict the transfer of Shares of the Corporation and provide for the purchase of such Shares on the occurrence of certain events on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the promises hereinafter made, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article 1.   CORPORATE GOVERNANCE MATTERS & RELATED AGREEMENTS.

Section 1.1.   **Capitalization**. The issued and outstanding Shares of the Corporation are set forth on **Exhibit A**.

Section 1.2.   **Board of Directors**.

(a)   **Definition of Group 1 Shareholders and Group 2 Shareholders**. For purposes of this Agreement, the Corporation's board of directors (the "Board of Directors" or "Directors") consists of both group 1 Shareholders (the "Group 1 Shareholders") and group 2 Shareholders (the "Group 2 Shareholders"). When used in this Agreement, the term "Group 1 Shareholders" means Gary Peterson and Christopher Robin Brown. The term "Group 2 Shareholders" means any other person or entity to which any Shares are issued by the Corporation or transferred pursuant to the provisions of this Agreement and such persons and/or entities shall remain Group 2 Shareholders as long as they continue to own Shares in the Corporation.

(b)   **Election of Directors**.

(i)   The Board of Directors will consist of a maximum of five (5) Directors.

(ii)   Subject to the terms and conditions specified in Section 1.2(b)(iv) and Section 1.2(b)(v) of this Agreement, the Shareholders shall vote at all meetings of the Shareholders in such manner as to ensure that the following individuals are elected, appointed, and maintained in office as a Director of the Corporation:

(1) Gary Peterson;

(2) Christopher Robin Brown;

(3) Tom Carrico;

(4) Brian Carrico.

(iii)   The Directors may nominate a fifth (5th) Director of the Corporation, or the Directors may leave a fifth (5th) Director position vacant.

(iv)   Shareholders may elect to remove and replace a Group 2 Shareholder from a Group 2 Shareholder's position on the Board of Directors if a Group 2 Shareholder terminates employment with the Corporation or if the Corporation terminates the Group 2 Shareholder from employment with the Corporation.

(v)   Shareholders may elect to remove and replace a Group 1 Shareholder from a Group 1 Shareholder's position on the Board of Directors only if a Group 1 Shareholder sells or otherwise transfers or disposes of all of the Group 1 Shareholder's Shares in the Corporation or if that Group 1 Shareholder dies.

(c)   **Day-to-Day Business Decisions**. Except as otherwise provided in this Agreement, the management of the business of the Corporation and all decisions regarding the management of the business of the Corporation shall require the vote of a majority of the Directors. In the event of any inconsistency between (i) the provisions of this Section 1.2(c), or any other provisions of this Agreement and (ii) Indiana law, the provisions of this Section 1.2(c) or other provisions of this Agreement shall govern. The Corporation, acting pursuant to the first sentence of this Section 1.2(c), may delegate decision-making authority regarding ordinary day-to-day matters or other specified matters to any one or more officers or agents of the Corporation and decisions within the scope of authority so delegated shall not require a vote pursuant to the first sentence of this Section 1.2(c).

(d)   **Extraordinary Business Decisions**. Notwithstanding any other provision of this Agreement, at least one of the Group 1 Shareholders must vote in the affirmative to:

(i)   amend the Articles of Incorporation of the Corporation;

(ii)   amend the Bylaws of the Corporation;

(iii)   amend this Agreement;

(iv)   acquire substantially all of the assets of another business;

(v)   sell or otherwise dispose of all or substantially all of the assets of the Corporation as part of a single transaction or plan, other than in the ordinary course of the Corporation's business, or merger, consolidation or combination of the Corporation with or into any other entity;

(vi)   incur debt or other liability or other financial commitments in excess of $100,000.00 in each instance;

(vii)   issue any options or equity in the Corporation;

(viii)   institute, compromise, or settle litigation;

(ix)   file or consent to file any petition in bankruptcy or other similar proceeding;

(x)   undertake any matter that is outside the ordinary course of the Corporation's business;

(xi)   substantially change the scope of duties of the officers of the Corporation;

(xii)   terminate a Group 1 Shareholder as an employee or officer of the Corporation;

(xiii)   distribute profits to the Shareholders;

(xiv)   conduct any transaction between the Corporation and a Shareholder or an entity in which a Shareholder holds an ownership interest.

Article 2.   SECURITIES LAWS; LEGENDS.

Section 2.1.   **Federal and State Laws**. The Shareholders acknowledge that the Shares have not been registered under the Securities Act of 1933 (the "Act") or any state securities law (the "State Acts"). The Shareholders severally represent and warrant that they did not acquire their Shares from the Corporation with a view to offer, offer for sale or sell in connection with the distribution of such Shares. All applicable provisions of this Agreement are in all respects subject to the restrictions of the Act and the State Acts and the rules and regulations thereunder. All certificates representing Shares subject to this Agreement shall bear conspicuous legends in substantially the following form:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL AND STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION

REQUIREMENTS OF THE FEDERAL AND STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT IN A TRANSACTION WHICH IS REGISTERED UNDER, EXEMPT FROM, OR OTHERWISE IN COMPLIANCE WITH THE FEDERAL AND STATE SECURITIES LAWS, AS TO WHICH THE ISSUER HAS RECEIVED SUCH ASSURANCES AS THE ISSUER MAY REQUEST.

Section 2.2. **Transfer Legend**. Upon the execution of this Agreement, the certificates representing the Shares subject to this Agreement shall bear a conspicuous legend in substantially the following form:

ANY SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY, AND SUBJECT TO, THE TERMS AND PROVISIONS OF A SHAREHOLDERS' AGREEMENT BETWEEN THE CORPORATION AND ITS SHAREHOLDERS. A COPY OF SAID AGREEMENT IS ON FILE WITH THE SECRETARY OF THE CORPORATION. BY ACCEPTANCE OF THIS CERTIFICATE, THE HOLDER HEREOF AGREES TO BE BOUND BY THE TERMS OF SAID AGREEMENT.

Article 3. TRANSFER RESTRICTIONS.

Section 3.1. **"Transfer" Definition**. For purposes of this Agreement, the term "Transfer" means to directly or indirectly sell, assign, give, mortgage, pledge, hypothecate, bequeath or in any manner encumber or dispose of, or permit to be sold, assigned, encumbered, attached or otherwise disposed of in any manner, whether voluntarily, involuntarily or by operation of law.

Section 3.2. **General Rule**. No Shareholder may Transfer the whole or any part of the Shares, or the certificate or certificates representing the Shares, now owned of record or beneficially by that Shareholder or which that Shareholder may at any time own or be entitled to own in the Corporation and any successors of the Corporation, except as permitted by this Agreement and in accordance with its terms. Any attempted Transfer in violation of the terms of this Agreement shall be null, void and of no effect. The Corporation shall not permit the Transfer of any Shares to be made on the books of the Corporation, unless the Transfer is permitted by this Agreement and is made in accordance with its terms.

Section 3.3. **Permitted Transferees**. By Board of Director consent, the Board of Directors shall have the right to waive in writing any or all of the restrictions on Transfer set forth in this Agreement with respect to any particular proposed Transfer of Shares. Furthermore, any Shareholder shall be entitled to make a Transfer of Shares to any one or more members of a class consisting of the Shareholder's spouse, descendants, guardian or conservator, or to a trust for the benefit of any one or more members of such class, free of any restrictions on Transfer set forth in this Agreement; provided, however, that no such Transfer shall be permitted unless (1) the transferee (the "Family Transferee") would be eligible to be a shareholder of an S corporation; and (2) the transferring Shareholder retains the sole legal and equitable rights to vote the Shares being transferred to the Family Transferee, either through a voting agreement, voting trust or other similar legal arrangement.

Section 3.4. **Permitted Transferees Agreement to Become a Party**. Any Transfer of a Shareholder's Shares or any part thereof, although otherwise permitted under this Agreement, shall be deemed invalid, null and void, and of no force or effect, unless and until the transferee shall have become a party to this Agreement by executing and delivering to the Corporation a written agreement agreeing to be bound by the provisions of this Agreement, using a form of agreement satisfactory to the Corporation. Furthermore, each Shareholder covenants, promises and agrees that such Shareholder shall not Transfer any Shares unless, as a condition to such Transfer, the transferee executes and delivers such a written agreement to the Corporation.

Article 4. TRANSFERS DURING LIFE – RIGHT OF FIRST REFUSAL.

Section 4.1. **Right of First Refusal**. Except as otherwise required, provided or permitted in this Agreement, a Shareholder shall not Transfer any or all of the Shares of the Corporation owned by that Shareholder to any person, firm, corporation, or other entity, unless: (i) the Shareholder desiring to make the Transfer (the "Transferor") shall have first made the offers to sell hereinafter prescribed; and (ii) that offer shall not have been accepted by the Corporation or any other Shareholder(s) within the circumstances and time periods prescribed below. Any attempted Transfer of any Shares of the Corporation not made in accordance with this Agreement shall be void; provided however, that this Agreement shall not prohibit any Shareholder from voting on any merger or consolidation of the Corporation with any other entity and tendering the Shareholder's Shares pursuant to such transaction.

Section 4.2. **Notice**. If a Shareholder desires to dispose of Shares, and receives a bona fide written offer which the Shareholder desires to accept, the Shareholder shall deliver to the Corporation a written notice ("Offering Notice") setting forth:

(a) all of the provisions, terms, and conditions of the proposed sale, including the purchase price per share for all Shares proposed to be sold, the number of Shares being disposed of (the "Offered Shares") and any financing arrangements;

(b) the name of the proposed purchaser ("Proposed Purchaser"); and

(c) the Transferor's address to which notices may be sent.

Section 4.3. **Option of Corporation to Purchase Shares**. Within thirty (30) days of the date on which the Corporation receives the Offering Notice, the Corporation may accept the offer to purchase all, but not less than all, of the Offered Shares by written notice of acceptance to the Transferor.

Section 4.4. **Corporation's Non-Exercise**. If the Corporation elects not to purchase all the Offered Shares, the Corporation shall give written notice to the Transferor and to the other persons who are the holders of record of the Shares of the Corporation (the "Non-Transferors"), and the Non-Transferors shall have the option to purchase the Offered Shares in accordance with Section 4.5.

Section 4.5. **Option of the Non-Transferors to Purchase**. Within thirty (30) days after the earlier of the lapse of the option described in Section 4.3 or the receipt of notice from the Corporation that it elects not to purchase the Offered Shares, the Non-Transferors may, at each Non-Transferor's option, elect to purchase all, but not less than all, of the Offered Shares at the price and on the terms described in this Article 4. Within that thirty (30) day period, the Non-Transferors shall give the Corporation and the Transferor written notice of acceptance or rejection of the options under this Section 4.5 and the maximum number of Offered Shares that such Non-Transferor is willing to purchase. Each Non-Transferor electing to purchase the Offered Shares shall have the right to purchase an amount equal to the ratio of the number of such Shares of the Corporation owned by the individual Non-Transferor to the number of such Shares owned by all Non-Transferors. If any Non-Transferor elects not to purchase its proportionate share of any of the Offered Shares, the remaining Non-Transferors shall be entitled, but not bound, to purchase all, but not less than all, the remaining Offered Shares in proportion to their ownership of Shares as compared to all Non-Transferors electing to purchase the remaining Offered Shares.

Section 4.6. **Options Not Exercised**. If neither the Corporation nor any Non-Transferor elects to purchase the Offered Shares of the Transferor within the time limits set forth in Section 4.3 and Section 4.5, the Transferor may sell the Offered Shares to the Proposed Purchaser for the price and upon the terms and conditions specified in the Offering Notice, subject to the terms of this Agreement; provided however, if the Transferor fails to make the Transfer within sixty (60) calendar days following the expiration of time provided above for the election by the Corporation and the other Non-Transferors, the Offered Shares shall again become subject to the restrictions of this Article 4.

Section 4.7. **Closing**. Unless otherwise agreed, the closing of any transaction taking place pursuant to this Article 4 shall take place within sixty (60) days of acceptance of the Transferor's offer. At the closing, the Transferor shall assign and deliver the duly executed certificates representing the purchased Shares to the purchaser(s), as applicable, free and clear of all claims, liens and encumbrances. The purchaser shall make payment for the Shares in the manner provided in the Offering Notice or, at the election of the purchaser, in any applicable manner provided for in Article 9. All rights and incidences of ownership of such purchased Shares shall pass to the Corporation or the Non-Transferors on the closing date.

Article 5. TRANSFERS DURING LIFETIME – INVOLUNTARY TRANSFERS AND RESTRICTED ACTIONS.

In the event of (i) any transfer made contrary to or without the free choice of the Transferor, other than a transfer to a personal representative upon the death of a Shareholder, including, but not limited to, a transfer due to divorce or a transfer to a trustee in bankruptcy, a receiver, a judgment creditor, a lienholder, the holder of a security interest or other encumbrance, or other transfer made pursuant to a judicial order or legal process (referred to herein as an "Involuntary Transfer") or (ii) a Shareholder engaging in any act that, in the discretion of the

Board of Directors, jeopardizes the status of the Corporation as an S Corporation without the written consent of the other Shareholders ("S-Corp Action"), the Shareholder subject to the Involuntary Transfer or having committed an S-Corp Action shall be deemed to have provided a continuing offer to sell some or all (as determined by the Corporation) of his or her Shares back to the Corporation at the Agreed Value or fair market value (the applicability and calculation of which is determined in accordance with Article 8). The Agreed Value, if dated within fifteen (15) months before the date of the Involuntary Transfer or the S-Corp Action, as applicable, shall be final and binding on the parties. If there is no Agreed Value, or if the Agreed Value is dated more than fifteen (15) months before the date of the Involuntary Transfer or the S-Corp Action, as applicable, the resulting fair market value shall be determined as provided in Article 8 hereof, and shall be final and binding on the parties. The Corporation shall have a period of one hundred eighty (180) days after receipt of actual written notice of the Involuntary Transfer or upon actually learning of the S-Corp Action, as applicable, within which to give written notice of its agreement to purchase the Shares so offered. Payment for such Shares shall be made in accordance with Article 9. If the Corporation does not agree to purchase such Shares within the period of time set forth above, the Shares may be Transferred only in accordance with the provisions set forth herein.

Article 6. TRANSFERS DURING LIFETIME – TERMINATION OF EMPLOYMENT.

Section 6.1. **Offer to Corporation**. Upon the termination of an employment agreement between the Corporation and any Group 2 Shareholder (or if no employment agreement in place, upon termination of any Group 2 Shareholder's employment from the Corporation) for any reason other than death (but specifically including disability which shall be defined for purposes of this Agreement as the inability to wholly and continuously perform the required duties as an employee for a period of six (6) consecutive months as a result of sickness, accident or injury), such terminated Group 2 Shareholder and any Group 2 Shareholder who received Shares pursuant to Section 3.2 from the terminated Group 2 Shareholder (collectively referred to as the "Terminated Transferor") shall be deemed to have offered to sell to the Corporation all of his or her Shares (the "Termination Offer") at the Agreed Value or the fair market value (the applicability and calculation of which is determined in accordance with Article 8) as of the date of such termination. The Agreed Value, if dated within fifteen (15) months before the date of the Termination Offer shall be final and binding on the parties. If there is no Agreed Value, or if the Agreed Value is dated more than fifteen (15) months before the date of the Termination Offer, the fair market value determined in accordance with Article 8 hereof, shall be final and binding on the parties. The Corporation shall have ninety (90) days following the date of the Termination Offer within which to give written notice of its agreement to purchase the shares subject to the Termination Offer. Payment for such shares shall be made in accordance with Article 9.

Section 6.2. **Further Sale**. If the Corporation fails to accept all of the Shares subject to the Termination Offer, the Terminated Transferor may Transfer such Shares only in accordance with the provisions set forth herein.

Article 7. TRANSFER ON DEATH.

Upon the death of a Shareholder (the "Deceased Shareholder"), the estate of the Deceased Shareholder, or any person, executor, administrator, personal representative, trustee or devisee who holds title to the Shares of the Deceased Shareholder by reason of the death of such deceased Shareholder or by reason of being a Permitted Transferee (the "Transferor's Representative"), shall provide the Corporation with written notice of the death of the Deceased Shareholder. The Corporation shall have three (3) months following receipt of such notice of the death of the Deceased Shareholder or six (6) months from the date of death of the Deceased Shareholder, whichever is later, within which to give written notice of its intent to purchase such Shares at the Agreed Value or the fair market value (the applicability and calculation of which is determined in accordance with Article 8). The Agreed Value, if dated within fifteen (15) months before the date of the Offer shall be final and binding on the parties. If there is no Agreed Value, or if the Agreed Value is dated more than fifteen (15) months before the date of the Offer, the fair market value as determined in accordance with Article 8 hereof, shall be final and binding on the parties. Payment for such Shares shall be made in accordance with Article 9.

Article 8. VALUE OF SHARES.

Section 8.1. **Agreed Value**. It is intended that the Board of Directors will agree annually to an agreed value for the Shares of the Corporation (the "Agreed Value"), and set forth that Agreed Value on a certificate in a form substantially similar to the form attached to this Agreement as **Exhibit B** (the "Agreed Value Certificate"). The annual certificate of Agreed Value shall be placed in the Corporation's record books. A certificate of agreed value dated less than fifteen (15) months before the date of (i) the Offering Notice pursuant to Article 4; (ii) the Involuntary Transfer or transfer pursuant to an S-Corp Action pursuant to Article 5; (iii) the Termination Offer pursuant to Article 6; or (iv) the written notice of the death of a Deceased Shareholder pursuant to Article 7, as the case may be (referred to herein as the "Valuation Date"), shall be final, binding and conclusive as to the value of such shares and no other determination of the Agreed Value or any other value shall be required or made. The Board of Directors may, at any time, execute a new certificate of Agreed Value, which shall automatically serve to replace and revoke all prior certificates of Agreed Value; provided that the Board of Directors may not retroactively determine Agreed Value after a Valuation Date.

Section 8.2. **No Agreed Value-Mutual Agreement of Parties**. If no certificate of Agreed Value is in existence or if the certificate of Agreed Value which is in existence is dated fifteen (15) or more months prior to the Valuation Date, the value of the Shares offered shall be equal to the current value of such Shares as of the last day of the month immediately prior to the Valuation Date, as determined by the mutual agreement of the selling Shareholder (or such Shareholder's personal representative or successor in interest) and the purchaser(s). If the selling Shareholder and the purchaser(s) cannot agree on the value of the Shares within thirty (30) days of the Valuation Date, then the fair market value of the Shares shall be determined by appraisal as provided in Section 8.3.

Section 8.3. **Appraisal**.

(a) **Initial Appointment of Qualified Appraisers-Agreement**. The selling Shareholder and the purchaser(s) shall each appoint, at their respective costs and within fifteen (15) days following the expiration of the time for mutual agreement as provided in Section 8.2, a qualified appraiser ("Qualified Appraiser"), who shall be a professional appraiser or certified public accountant qualified by experience and ability to appraise the

Shares of a closely held corporation. If both Qualified Appraisers agree on the fair market value of the Shares, their opinion, which shall be submitted in writing, shall be conclusive and binding on both the selling Shareholder and the purchaser(s). If only one of the parties appoints a Qualified Appraiser or if the parties agree on the same Qualified Appraiser, that appraiser's written opinion on the fair market value of the Shares shall be conclusive and binding on both the selling Shareholder and the purchaser(s).

(b) **Disagreement of Qualified Appraisers**. If the two Qualified Appraisers disagree on the fair market value of the Shares, they shall appoint a third Qualified Appraiser mutually acceptable to them, and the written opinion of the third Qualified Appraiser, whose fees and expenses shall be divided equally between the selling Shareholder and the purchaser, shall be conclusive and binding as to the fair market value of the Shares to be purchased; provided, however, that if the value of the Shares as determined by the third Qualified Appraiser is greater than the highest of the first two appraisals provided pursuant to Section 8.3(a), the highest of the first two appraisals (and not the third appraisal) shall constitute the value of the Shares, and if the value as determined by the third appraiser is less than the lowest of the first two appraisals provided pursuant to Section 8.3(a), the lower of the first two appraisals (and not the third appraisal) shall constitute the fair market value of the Shares.

(c) **Appraisal Agreed Value**. Any value of the Shares finally determined pursuant to an appraisal conducted pursuant to the terms of Section 8.3 shall be deemed to be the Agreed Value of the Shares as of the date that such determination is provided by the Qualified Appraisers as if all Shareholders have executed an Agreed Value Certificate as of such date.

Article 9. PAYMENT OF PURCHASE PRICE.

The payment of the purchase price for Shares sold subject to this Agreement shall be made as follows:

Section 9.1. **Corporation's Purchase on Death of Shareholder**. In the event a purchase of Shares is in accordance with Article 7, and insurance proceeds are received or will be received by the Corporation as the result of the death of the Deceased Shareholder, then that portion of the purchase price to be paid by the Corporation which is or will be covered by the insurance proceeds shall be paid in cash at the closing of the sale, which shall be no later than sixty (60) days after the receipt by the Transferor's Representative of the Corporation's written notice of its agreement to purchase the Shares so offered (the "Section 9.1 Closing"), or, if later, five (5) days after the receipt of the insurance proceeds by the Corporation. The Corporation may, at its sole option, pay this amount before actually receiving the insurance proceeds. The balance of the purchase price, if any, may be paid in cash in full at the Section 9.1 Closing, at the option of the Corporation, in not more than five (5) equal annual installments of principal and interest, the number of installments to be selected by the Corporation. If the installment election is chosen, the Corporation must pay a minimum of ten percent (10%) of the purchase price in cash (either from insurance proceeds, other sources or a combination thereof) at the Section 9.1 Closing. The first installment of remaining principal and interest shall be due on the first anniversary of the Section 9.1 Closing. The unpaid balance of the purchase price shall bear interest at the applicable federal interest rate ("A.F.R.") as of the date of the Section 9.1 Closing. If the Corporation exercises the installment election and fails to complete the purchase or fails to cure a default in the payment of any installment of principal and interest within ten (10) days after notice of such default is given by the Transferor's Representative, the entire unpaid principal balance plus interest owed shall immediately become due and payable at the Transferor's Representative's option. The Corporation shall have the right to prepay any unpaid balance of the amount due to the Transferor's Representative at any time and in any amount without penalty, although interest due to the date of payment shall be paid.

Section 9.2. **Other Circumstances**. In all other circumstances, the purchase price payments shall begin within sixty (60) days of the receipt by the Transferor of the Corporation's and/or Non-Transferors' (hereinafter, "Buyer") written notice of its agreement to purchase the Shares so offered (the "Section 9.2 Closing"). The purchase price may be paid in cash in full at the Section 9.2 Closing, or, at the option of the Buyer, in not more than five (5) equal annual installments of principal and interest, the number of installments to be selected by the Buyer. If the installment election is chosen, the Buyer must make a minimum payment of ten percent (10%) of the purchase price in cash at the Section 9.2 Closing. The first installment of remaining principal and interest shall be due on the first anniversary of the Section 9.2 Closing. The unpaid balance of the purchase price shall bear interest at the A.F.R. as of the date of the Section 9.2 Closing. If the Buyer exercises the installment election and fails to complete the purchase or fails to cure a default in the payment of any installment of principal and interest within ten (10) days after notice of such default is given by the Transferor, the entire unpaid principal balance plus interest owed shall immediately become due and payable at the Transferor's option. The Buyer shall have the right to prepay any unpaid balance of the amount due from the Buyer any time and in any amount without penalty, although interest due to the date of payment shall be paid.

Article 10. SUBCHAPTER S ELECTION.

Section 10.1. **Corporation's Covenants**. The Corporation hereby covenants and agrees that it shall not undertake any act, operation or allow any omission which would cause (with or without the passage of time) the Corporation's election to be taxed as an S Corporation to terminate, including, without limitation, by ceasing to be a small business corporation under Section 1362(d)(2) of the Code, or by having passive investment income in excess of twenty-five percent (25%) of its gross receipts under Section 1362(d)(3) of the Code.

Section 10.2. **Shareholders' Covenants**. Each Shareholder hereby covenants and agrees that, (i) without the consent of all of the other Shareholders, such Shareholder shall not take any action that would be reasonably likely to, in the opinion of counsel to the Corporation, terminate the Corporation's S Corporation status or jeopardize the Corporation's retention of its S Corporation status, except as specifically provided in this Agreement, (ii) such Shareholder shall not Transfer any Shares to a person or entity who would be (or become with the passage of time) an ineligible shareholder of an S Corporation, and no such Transfer shall otherwise be made which would cause (with or without the passage of time) the termination of the Corporation's election to be taxed as a S Corporation, except as provided in Section 10.4 of this Agreement, (iii) such Shareholder shall provide to the Corporation, immediately upon the Corporation's request, such properly signed consents or other documents as, in the opinion of the Corporation, may be necessary or useful to maintain the Corporation's status as an S

Corporation, and (iv) such Shareholder shall take all such steps as may be deemed by the Corporation necessary or desirable to continue and maintain the Corporation's status as an S Corporation.

Section 10.3. **Inadvertent Termination of S Corporation Election**. In the event that the Corporation's election to be taxed as an S Corporation is terminated, except in accordance with this Agreement, the Corporation shall immediately seek a waiver of such termination from the Internal Revenue Service under Sections 1362(f)(3) and 1362(f)(4) of the Code, and Shareholders agree to take any action as may be required by the Internal Revenue Service to obtain such a waiver. The Corporation shall bear the expense of procuring the waiver, including the legal, accounting and tax cost of taking such steps and of making such adjustments as may be required, except to the extent that Shareholders are required to bear such cost, or any portion of such cost, as a condition to receiving the waiver. If the Corporation fails to receive such a waiver, the Corporation shall request the consent of the Internal Revenue Service to re-file an election to be taxed as an S Corporation prior to the time specified in Section 1362(g) of the Code, and Shareholders agree to take any action as may be required to obtain the consent of the Internal Revenue Service to such an early re-election by the Corporation to be taxed as an S Corporation.

Section 10.4. **Revocation of S Election**. If the Board of Directors, at least one of the Group 1 Shareholders, and a majority of Shareholders of the Corporation vote to revoke the Corporation's election to be taxed as an S Corporation, then all Shareholders shall immediately execute a consent to such revocation in the form prescribed by the Internal Revenue Service and deliver such consent to the Corporation, and the Corporation and Shareholders shall take all such further actions as may be required to obtain the revocation of the Corporation's election to be taxed as an S Corporation in accordance with the vote.

Section 10.5. **Tax Distributions**. As long as the Corporation has an S Corporation election in effect, and except as provided by Indiana Code Section 23-1-28-3, the Shareholders and Board of Directors covenant and agree to cause the Corporation to make distributions to each Shareholder who is a Shareholder on the date of the distribution in an amount (as reasonably estimated in the discretion of the Board of Directors) at least sufficient for each such Shareholder to discharge his federal, state and local income tax liabilities attributable to income realized by the Corporation (each, a "Tax Distribution"). Tax Distributions, if required to be made under this Section 10.5, shall be made on April 10 during each of the Corporation's taxable years. In determining the amount of such Tax Distributions, the Corporation shall take into account losses of the Corporation previously realized by such Shareholder with respect to the operations or transactions of the Corporation and shall make the distribution proportionate to ownership (even if this means some Shareholders receive a distribution in excess of his or her estimated tax liability). The Shareholders acknowledge and agree that the Corporation's Board of Directors may, but shall not be required to, make distributions in addition to Tax Distributions, but such distributions shall be entirely at the discretion of the Board of Directors. All amounts withheld pursuant to the Code or any provision of state or local tax law for any payment or distribution to the Shareholders from the Corporation shall be treated as amounts distributed to a Shareholder pursuant to this Section 10.5.

Article 11. SUCCESSORS AND ASSIGNS.

Transfers of any Shares in violation of this Agreement shall be null and void, and the Corporation shall continue to treat the Shareholder purporting to have been transferred such Shares as the sole owners of the Shares purported to have been transferred. Any Shares transferred by Shareholders shall be subject to this Agreement, and any transferee of those Shares shall be bound by and shall be deemed to agree to the terms of this Agreement to the same extent as if such transferee were a purchaser. Any shares hereafter acquired by a shareholder shall be subject to this Agreement.

Article 12. MISCELLANEOUS.

Section 12.1. **Notices**. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be (i) delivered by hand, (ii) mailed by United States registered or certified mail, return receipt requested, first class postage prepaid and properly addressed, or (iii) sent by national overnight courier service to the parties or their permitted assigns at the addressed maintained for such party in the books and records of the Corporation. All notices, requests, instructions or documents given to any party in accordance with this Section 12.1 shall be deemed to have been given (1) on the date of receipt if delivered by hand or overnight courier service, or (2) on the date five (5) business days after depositing with the United States Postal Service if mailed by United States registered or certified mail, return receipt requested, first class postage prepaid and properly addressed. Any party may change its address specified for notices herein by designating a new address by notice to the Corporation's registered agent in accordance with the terms of this Section 12.1.

Section 12.2. **Entire Agreement**. This Agreement contains the entire agreement among the parties, and supersedes all prior oral or written agreements, commitments or understandings, with respect to the matters provided for herein.

Section 12.3. **Amendments**.

(a)   This Agreement shall not be amended or otherwise modified except pursuant to a writing executed by all of the following:

(i)   the Board of Directors;

(ii)   at least one of the Group 1 Shareholders; and

(iii)   a majority of Shareholders.

(b)   In the event that this Agreement is amended or otherwise modified in accordance with the requirements set forth in Section 12.3(a), all Shareholders agree to execute an amended Agreement so approved, or in any event, to be bound by the amendment or other modification, irrespective of any individual Shareholder's vote on the amendment or other modification.

Section 12.4. **Waivers**. The failure or delay of any party at any time or times to require the performance of any provision of this Agreement shall in no manner affect his or its right to enforce that provision. No single or partial waiver by any party of any condition of this Agreement, or of the breach of any term, agreement or covenant of, or of the inaccuracy of any representation or warranty in, this Agreement, whether by conduct or otherwise, in any one or more instances shall be construed or deemed to be a further or continuing waiver of any such condition, breach or inaccuracy or a waiver of any other condition, breach or inaccuracy.

Section 12.5. **Succession and Assignment**. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise provided herein, no party hereto shall be permitted to assign his or its rights and obligations hereunder to any other person or entity, without the prior written consent of the other parties.

Section 12.6. **Governing Law**. This Agreement shall be controlled, construed and enforced in accordance with the substantive laws of the State of Indiana, without regard to any laws related to choice or conflicts of laws.

Section 12.7. **Severability**. Should any one or more of the provisions of this Agreement be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be adversely affected or impaired thereby. The parties shall endeavor in good faith to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as practicable to that of the invalid, illegal or unenforceable provisions.

Section 12.8. **Counterparts**. This Agreement may be executed in any number of counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. Signatures of the parties submitted by facsimile or email transmission shall be valid and binding for all purposes.

Section 12.9. **Conflicts**. In the event of any conflict between the terms and conditions of the Articles of Incorporation or Bylaws of the Corporation and the terms and conditions of this Agreement, the terms and conditions of this Agreement shall govern and control.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"Corporation"

INNOVATIVE HEALTH SOLUTIONS, INC.



Name: Gary Peterson
Title: Chief Executive Officer

"Shareholders"



Gary Peterson

_____

Christopher Robin Brown

_____

Tom Carrico

_____

Brian Carrico

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"Corporation"

INNOVATIVE HEALTH SOLUTIONS, INC.

_____

Name: Gary Peterson
Title: Chief Executive Officer

"Shareholders"

_____

Gary Peterson



_____
Christopher Robin Brown

_____

Tom Carrico

_____

Brian Carrico

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

*"Corporation"*

**INNOVATIVE HEALTH SOLUTIONS, INC.**

_____

Name: Gary Peterson
Title: Chief Executive Officer

"Shareholders"

_____

Gary Peterson

_____

Christopher Robin Brown



_____

Tom Carrico

_____

Brian Carrico

EXHIBIT B

CERTIFICATE OF AGREED VALUE

Pursuant to the provisions of Article 8 of the Amended and Restated Shareholders' Agreement dated as of October 12, 2017 by and among Innovative Health Solutions, Inc., an Indiana corporation (the "Corporation") and the shareholders of the Corporation, it is agreed that the "Agreed Value" per share of the Shares involving a transfer of the Shares of the Corporation is _____ ($_____) per Share.

Approved by the Innovative Health Solutions, Inc. Board of Directors as of the _____ day of _____, 20____.

INNOVATIVE HEALTH SOLUTIONS, INC.

_____
Name: Gary Peterson
Title: Chief Executive Officer

Exhibit B

JOINDER AGREEMENT

The undersigned, in consideration of the opportunity to be a shareholder of INNOVATIVE HEALTH SOLUTIONS, INC., an Indiana corporation (the "**Corporation**"), hereby (i) acknowledges receipt of a copy of the Amended and Restated Shareholders' Agreement dated October 12, 2017, by and among the Corporation and the shareholders of the Corporation (the "**Agreement**"), (ii) acknowledges the opportunity to review the terms and provisions of the Agreement, and (iii) agrees to join in and to be bound by the terms of the Agreement in the undersigned's capacity as a Shareholder (as such term is defined in the Agreement). The undersigned further acknowledges that the stock certificates to be issued evidencing the undersigned's investment in the Corporation shall bear the restrictive legend described in Sections 2.1 and 2.2 of the Agreement.

Dated as of the _____ day of April, 2018.

By: _____

Printed: _____

ACCEPTED BY THE CORPORATION:

INNOVATIVE HEALTH SOLUTIONS, INC.

By: _____
Printed: _____
Title: _____